UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Atlantic Coast Financial Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

048426100
(CUSIP Number)

Jay S. Sidhu 511 Granada Drive Palm Coast, FL 32137 (610) 301-6476
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 20, 2013
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100	13D	Page 1 of 4 Pages

This Amendment No. 8 to Schedule 13D amends the Statement on Schedule 13D initially filed on February 15, 2013 and subsequently amended on March 27, 2013, April 12, 2013, April 18, 2013, April 24, 2013, May 15, 2013, May 21, 2013 and June 7, 2013 (such filing, as amended herein, the “Statement”) with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Atlantic Coast Financial Corporation, a Maryland corporation (the “Issuer”).  Amendment No. 8 is filed to amend Item 4 and Item 7 of the Statement, as set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to replace the previous Item 4 disclosure with the following:

On February 13, 2013, Messrs. Sidhu and Choudhrie delivered a notice (the “Director Nomination Notice”), to the Secretary of the Issuer in accordance with the Issuer’s bylaws nominating three persons for election to the Board of Directors of the Issuer (the “Board of Directors”) at the 2013 Annual Meeting of Stockholders of the Issuer (the “Annual Meeting”).  In connection with the Director Nomination Notice, the nominees, John J. Dolan, Kevin G. Champagne and Dave Bhasin (the “Nominees”) provided affidavits to the Issuer indicating, among other things, the Nominees’ willingness to serve as directors of the Issuer if elected at the Annual Meeting.

In a Form 8-K filed on February 26, 2013, the Issuer publicly announced that on February 25, 2013 the Issuer and its savings bank subsidiary, Atlantic Coast Bank (the “Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bond Street Holdings, Inc. (“Bond Street”) and its bank subsidiary, Florida Community Bank, N.A. (“Florida Community Bank”).  Pursuant to the Merger Agreement, the Issuer would be merged with and into Bond Street (the “Merger”) and the Bank would then merge with and into Florida Community Bank.  The publicly announced terms of the Merger included a guaranteed payment of $3.00 per share in cash to the Issuer’s stockholders at the closing of the transaction plus an additional $2.00 per share to be held in an escrow to indemnify the Issuer, Bond Street and others for losses from Issuer stockholder claims, whether related to the transactions contemplated by the Merger Agreement or otherwise.  On April 23, 2013, the Issuer announced the execution of an amendment to the Merger Agreement, which amendment eliminated the escrow arrangement that had made $2.00 of the $5.00 per share offered consideration contingent.  Messrs. Sidhu and Choudhrie delivered a number of letters to the Board of Directors during March, April, May and June of 2013 regarding a variety of issues with respect to the proposed Merger, the actions of the Board of Directors and management and the Issuer’s public disclosures, and expressed their opposition to the Merger, their intent to vote against the Merger and their intent to seek the nomination and election of the Nominees.

On June 11, 2013, the Issuer held a special meeting of stockholders to consider, among other items, the proposed Merger.  In a Form 8-K filed on June 11, 2013 and a press release issued the same day, the Issuer announced that the proposed Merger failed to obtain the required stockholder vote for approval.

Subsequent to the special meeting, Messrs. Sidhu and Choudhrie have indicated publicly their intention to participate as investors in a capital-raising transaction that may be pursued by the Issuer that is consistent with the alternatives previously proposed by Messrs. Sidhu and Choudhrie to the Board of Directors.  Their intention, and any actual investment, is subject to any regulatory approvals that may be required in connection with the investment and the final terms of any offering of securities by the Issuer, as approved by the Board of Directors.

The Issuer filed a Form 8-K on June 20, 2013 to announce, among other things, that directors Charles E. Martin, Jr., Forrest W. Sweat, Jr. and Thomas F. Beeckler have informed the Board of Directors that they will not stand for re-election at the Issuer’s next Annual Meeting.  In addition, this Form 8-K announced that G. Thomas Frankland has informed the Board of Directors of his resignation as President, Chief Executive Officer and Director of the Company and from his positions with the Bank, effective July 1, 2013 and Thomas B. Wagers, Sr., has been appointed Interim President and Chief Executive Officer of the Company and the Bank, effective July 1, 2013.  The Issuer also announced that the Governance/Nominating Committee has nominated the Nominees for election at the

CUSIP No. 048426100	13D	Page 2 of 4 Pages

Annual Meeting, which will be held on August 13, 2013.  Messrs. Sidhu and Choudhrie currently intend to vote in favor of the election of the Nominees.

Messrs. Sidhu and Choudhrie, who also serve as directors of the Issuer, purchased the shares of Common Stock of the Issuer based on their belief that the shares represented an attractive investment opportunity.  They submitted the Director Nomination Notice because of their concerns with the direction of the Issuer under the stewardship of the current Board of Directors and Chief Executive Officer, and submitted their letters to the Board because of their belief that the Merger was not in the best interest of stockholders, the financial terms of the Merger were unfair, the process undertaken by the Board of Directors in considering and approving the Merger and Merger Agreement was lacking and the Issuer’s disclosures relating to the proposed Merger were inadequate.

Messrs. Sidhu and Choudhrie believe that the Board of Directors has consistently failed to act to mitigate or significantly reduce the risks facing the Issuer and follow prudent safety and sound banking practices, in spite of several plans put forward by certain directors.  With respect to the Issuer’s management, they believe that a change in the Board of Directors is necessary and that each of the Nominees possesses the energy, commitment and skill set necessary to ensure that the Issuer evaluates, with an open mind and a keen sense of urgency, all alternative strategies to determine the best path forward to maximize value for all stockholders of the Issuer.  In connection with the election of directors at the 2013 Annual Meeting, the Reporting Persons currently intend to vote their shares in favor of the Nominees and may take certain actions in support of the election of the Nominees, including potentially soliciting proxies for the Nominees’ election.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and engage in discussions with the Issuer’s management, Board of Directors, stockholders and other stakeholders concerning the business, operations and future plans of the Issuer as a means of maximizing stockholder value.  Based on a variety of factors including, without limitation, the Issuer’s financial position, the market price of the shares of Common Stock,  conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, seeking additional representation on the Board of Directors, supporting or opposing proposed transactions (including the Merger), making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares, disposing of some or all of their shares, or (to the extent permitted by applicable law) engaging in the short selling of, or any hedging or similar transaction with respect to, the shares of Common Stock.  Any purchase or sale of shares may be on the open market, in block trades, private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  As noted above, the Reporting Persons have expressed their intention to purchase securities in connection with a capital-raising transaction that may be pursued by the Issuer that is consistent with the alternatives previously proposed by the Reporting Persons to the Board of Directors.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  However, the Reporting Persons may exercise any and all of their rights as stockholders of the Issuer in a manner consistent with their ownership interests and investment objectives.  The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to the shares of Common Stock they own of record and/or beneficially, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as the Reporting Persons may determine.

CUSIP No. 048426100	13D	Page 3 of 4 Pages

Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Exhibit Name
99.1
Joint Filing Agreement, dated as of February 14, 2013, by and between Jay S. Sidhu, Bhanu Choudhrie, Emblem Capital Limited and Emblem Investments LLC (incorporated by reference to Exhibit 99.1 to Schedule 13D filed on February 15, 2013)

99.2
Notice of Director Nomination, dated as of February 13, 2013, with respect to the 2013 Annual Meeting of Stockholders of Atlantic Coast Financial Corporation (incorporated by reference to Exhibit 99.2 to Schedule 13D filed on February 15, 2013)

99.3	Letter to Atlantic Coast Financial Corporation Board of Directors dated March 26, 2013 (incorporated by reference to Exhibit 99.3 to Schedule 13D filed on February 15, 2013)
99.4	Letter to Atlantic Coast Financial Corporation Board of Directors dated April 11, 2013 (incorporated by reference to Exhibit 99.4 to Schedule 13D filed on April 12, 2013)
99.5	Letter to Atlantic Coast Financial Corporation Board of Directors dated April 18, 2013 (incorporated by reference to Exhibit 99.5 to Schedule 13D filed on April 18, 2013)
99.6	Letter to Atlantic Coast Financial Corporation Board of Directors dated April 24, 2013 (incorporated by reference to Exhibit 99.6 to Schedule 13D filed on April 24, 2013)
99.7	Letter to Atlantic Coast Financial Corporation Board of Directors dated May 13, 2013 (incorporated by reference to Exhibit 99.7 to Schedule 13D filed on May 15, 2013)
99.8	Letter to Atlantic Coast Financial Corporation Board of Directors dated May 20, 2013 (incorporated by reference to Exhibit 99.8 to Schedule 13D filed on May 21, 2013)
99.9	Letter to Atlantic Coast Financial Corporation Board of Directors dated June 6, 2013 (incorporated by reference to Exhibit 99.9 to Schedule 13D filed on June 7, 2013)

CUSIP No. 048426100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:           June 20, 2013

JAY S. SIDHU

/s/ Jay S. Sidhu
Jay S. Sidhu

BHANU CHOUDHRIE

/s/ Bhanu Choudhrie
Bhanu Choudhrie

EMBLEM CAPITAL LIMITED

By:	H.T.M. Services Ltd.
President

/s/ Howard Berke
By:	Howard Berke

EMBLEM INVESTMENTS LLC

By:	Lexiserve LLC
President and Manager

/s/ Howard Berke
By:	Howard Berke